March 13, 2008

Stephen C. Vaughan
Vice President and Chief Financial Officer
Sonic Corporation
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

> Re: **Sonic Corporation**
> **Form 10-K: For the fiscal year ended August 31, 2007**
> **Commission file number: 0-18859**

Dear Mr. Vaughan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief